124 Main St ∙ PO Box 508

Delhi, New York 13753

(855) 413-3544

March 25, 2020

VIA EDGAR

Mr. Eric Envall

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Delhi Bank Corp.
Post-Qualification Amendment No. 2 to Form 1-A
Request for Qualification
File No. 024-10818

Dear Mr. Envall:

Pursuant to your correspondence on March 25, 2020 advising that there were no comments on the Post-Qualification Amendment No. 2 to the Form 1-A of Delhi Bank Corp. (the “Post-Qualification Amendment”), we respectfully request that the Post-Qualification Amendment be declared qualified on March 27, 2020 at 4:30 p.m., or as soon as practicable thereafter.

Please contact Abby E. Brown of Squire Patton Boggs (US) LLP at (202) 457-5668 or the undersigned upon the declaration of qualification, or if you have any questions regarding this matter.

Sincerely,

/s/ Peter V. Gioffe

Peter V. Gioffe

President

cc:	Abby E. Brown, Esq., Squire Patton Boggs (US) LLP